Filed Pursuant to Rule 424(b)(3)

Registration No. 333-283425

Proxy Statement/Prospectus Supplement No. 1

(to the Proxy Statement/Prospectus dated December 10, 2024)

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.	RAIN ENHANCEMENT TECHNOLOGIES, INC.

SUPPLEMENT TO

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING
OF
COLISEUM ACQUISITION CORP.

PROSPECTUS FOR UP TO 13,762,112 SHARES OF CLASS A COMMON STOCK
AND 8,225,000 WARRANTS OF
RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.

In connection with the proposed business combination among Rain Enhancement Technologies, Inc., a Massachusetts corporation (“RET”), Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of Coliseum (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”) and Coliseum Acquisition Corp., a Cayman Islands exempted company (“Coliseum”), RET and Holdco filed a registration statement on Form S-4 (File No. 333-283425) (as amended, the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (“SEC”) on December 10, 2024. Also on December 10, 2024, RET, Holdco, and Coliseum each filed a definitive proxy statement/prospectus (as supplemented hereby and as may be further supplemented, the “Proxy Statement/Prospectus”), which is both a proxy statement relating to the extraordinary general meeting of Coliseum’s shareholders to approve the proposed business combination and a prospectus of Holdco relating to the securities to be issued in connection with the proposed business combination. This Supplement No. 1, dated December 18, 2024 (this “Supplement”), updates and supplements the Proxy Statement/Prospectus.

This purpose of this Supplement is to update and supplement certain information contained in the Proxy Statement/Prospectus to (i) reflect recent developments that occurred after the date of the Proxy Statement/Prospectus, and (ii) revise certain disclosures relating to certain relationships and related party transactions in connection with the Business Combination, and (iii) revise certain disclosures relating to the management of Holdco following the closing of the Business Combination. Except as otherwise set forth below, the information set forth in the Proxy Statement/Prospectus remains unchanged. All paragraph and section references used herein refer to the Proxy Statement/Prospectus before any additions or deletions resulting from the revised disclosures, and capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Proxy Statement/Prospectus.

This Supplement is not complete without, and may not be utilized except in connection with, the Proxy Statement/Prospectus, including any supplements and amendments thereto. Any information in the Proxy Statement/Prospectus that is modified or superseded by the information in this Supplement shall not be deemed to constitute a part of the Proxy Statement/Prospectus except as modified or superseded by this Supplement. This Supplement should be read in conjunction with the Proxy Statement/Prospectus and if there is any inconsistency between the information in the Proxy Statement/Prospectus and this Supplement, you should rely on the information in this Supplement.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus and all accompanying annexes and exhibits before voting your Coliseum Ordinary Shares. Please pay particular attention to the section entitled “Risk Factors” beginning on page 79 in the Proxy Statement/Prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE BUSINESS COMBINATION (AS DEFINED IN THE PROXY STATEMENT/PROSPECTUS) OR THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Supplement to the Proxy Statement/Prospectus is dated December 18, 2024.

RECENT DEVELOPMENTS

PIPE Investment

In connection with the Business Combination, Holdco expects to enter into subscription agreements (collectively, the “PIPE Subscription Agreements”) with certain investors, including Paul Dacier, Harry You, and certain of the post-Closing directors, or their affiliates (the “PIPE Investors”) pursuant to which, among other things, Holdco will issue and sell to the PIPE investors, and the PIPE Investors will subscribe for and purchase in a private placement, certain shares of Holdco’s Class A Common Stock (the “PIPE Shares”) at a purchase price equal to the Redemption Price (the “PIPE Investment”).

The PIPE Subscription Agreements will contain customary representations and warranties of each of Holdco and the PIPE Investors, and customary conditions to closing, including the consummation of the Business Combination between Holdco, Coliseum and RET. The purpose of the PIPE Investment is to raise additional capital for use by the combined company following the Closing. The securities sold in connection with the PIPE Investment will be sold under the exemption from registration provided by Section 4(a)(2) of the Securities Act. The PIPE Investors are expected to become parties to the Registration Rights Agreement to be entered into in connection with the Business Combination, in the form attached as Annex D to the Proxy Statement/Prospectus. Accordingly, Holdco will be obligated to use its commercially reasonable efforts file a registration statement to register for resale the PIPE Shares within 30 days of Closing and to cause such registration statement to be declared effective by the SEC as soon as practicable after the filing thereof. The PIPE Investors are expected to also have demand and piggyback rights pursuant to the Registration Rights Agreement.

No definitive agreements for the PIPE Investment have been entered into as of the date of this Supplement. Completion of any PIPE Investment is subject to, among other matters, the completion of due diligence by the PIPE Investors, the negotiation of a definitive PIPE Subscription Agreement, satisfaction of the conditions negotiated therein, and the consummation of the Business Combination. There can be no assurance that definitive PIPE Subscription Agreements will be entered into or that the proposed PIPE Investment will be consummated on the terms or timeframe currently contemplated, or at all.

Potential Purchases of Public Shares

Certain third-party non-affiliated investors have indicated that they intend to purchase an aggregate of up to approximately 200,000 Public Shares in the open market prior to the Extraordinary General Meeting and to not redeem such shares. No definitive agreements have been entered into for any such purchases and we cannot guarantee that such persons will purchase all or any of such indicated shares.

Waiver of Minimum Cash Condition

Pursuant to the Business Combination Agreement, unless waived by RET, the Closing is conditioned on the sum of the funds held in the Trust Account, together with the cash on Coliseum’s balance sheet and the aggregate amount of gross proceeds from certain equity financings, after giving effect to the exercise by Public Shareholders of their redemption rights and before the payment of transaction expenses, equaling or exceeding $10,000,000 (the “Minimum Cash Condition”).

The parties do not expect the Minimum Cash Condition will be satisfied. Accordingly, it is expected that RET will waive the Minimum Cash Condition. Holdco is negotiating other financing arrangements, which may include equity, equity-linked securities, and/or debt. The parties expect that any such financing, together with the PIPE Investment and the retention of Public Shares, will provide Holdco with sufficient capital to operate its business for at least the next 12 months following the Closing. However, no definitive agreements for such financing have been entered into as of the date of this Supplement, and there can be no assurance that agreements with respect to financing will be entered into or that any such financing will be obtained on terms that are acceptable to Holdco and RET or at all.

Warrant Exchange

In connection with the Business Combination, on December 17, 2024, the Previous Sponsor and the New Sponsor agreed with Coliseum and Holdco to exchange all 3,225,000 outstanding Private Placement Warrants for shares of Holdco Class A Common Stock, at an exchange ratio of 0.25 shares of Class A Common Stock per Private Placement Warrant (the “Warrant Exchange”). As a result of the Warrant Exchange, Holdco will issue an aggregate of 806,250 shares of Holdco Class A Common Stock to the former holders of Private Placement Warrants at the Closing. The shares issued in connection with the Warrant Exchange will be subject to a two-year lockup following the Closing and will be treated for all purposes as “Lock-Up Shares” under the Lock-Up Agreement to be entered into by and among Holdco, the New Sponsor, the Previous Sponsor, the RET Founders, and the other parties thereto, in the form attached as Annex E to the Proxy Statement/Prospectus.

The Warrant Exchange removes a portion of the warrant overhang from Holdco’s capital structure, which could potentially enhance the liquidity and performance of the Holdco Class A Common Stock following the Closing. The exchange ratio was the result of discussions among the New Sponsor, Coliseum, and Holdco and was based upon, among other things, recent exchange ratios used in similar transactions after consultation with a financial advisor to Coliseum.

Accordingly, the description of the Private Placement Warrants in the section of the Proxy Statement/Prospectus entitled “Description of Holdco’s Securities – Private Placement Warrants” is hereby deleted in its entirety.

UPDATES TO CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The section of the Proxy Statement/Prospectus titled “Certain Relationships and Related Party Transactions” is hereby updated and amended by incorporating the description of the PIPE Investment and the Warrant Exchange contained in the sections titled “Recent Developments—PIPE Investment” and “Recent Developments—Warrant Exchange” of this Supplement.

UPDATES TO THE MANAGEMENT OF HOLDCO FOLLOWING THE PROPOSED TRANSACTIONS

RET and Coliseum are in discussions with a candidate to become Co-Chief Executive Officer with Christopher Riley, who has accepted another opportunity unrelated to RET. The terms of an employment agreement with the new candidate are expected to be on terms substantially similar to the employment agreement with Mr. Riley. Mr. Riley will continue to serve in an interim capacity as Co-Chief Executive Officer and may remain on the Holdco Board even after he ceases to serve as Co-Chief Executive Officer. There can be no assurance that the other candidate will agree or be retained to serve as Co-Chief Executive Officer.

Additionally, pursuant to Section 5.14 of the Business Combination Agreement, RET and Coliseum have mutually designated Alexandra Steele, Lyman Dickerson and J. Eric Smith to serve as independent directors of Holdco following completion of the Business Combination. The following sets forth certain updated information, as of December 18, 2024, concerning the persons who are expected to serve as Holdco’s directors and executive officers following the Business Combination.

Name	Age	Position
Christopher Riley	59	Interim Co-Chief Executive Officer and Director Designee
Oanh Truong	36	Interim Chief Financial Officer
Harry You	64	Director Designee
Alexandra Steele	56	Director Designee
Lyman Dickerson	80	Director Designee
J. Eric Smith	67	Director Designee

Updated Biographies of Director Designees

Alexandra Steele is expected to serve as a director of Holdco following the Closing. Ms. Steele is an Emmy-nominated broadcast meteorologist with over 20 years of experience. She has her Graduate Certificate in Climate Adaptation and is currently finishing her Masters degree in Climatology. She recently concluded an engagement as a host at Yale Climate Connections and since 2015 has served as an on-air freelance meteorologist. From 2015 to 2024, she served as an on-air meteorologist for CBS 46 WGCL-TV. From 2011 to 2014, she was an on-air meteorologist for CNN, from 2003 to 2010, she was the weekday prime time on-air anchor for The Weather Channel, and from 1999 to 2003, she was the weekday morning on-air meteorologist at WJLA. As a broadcast meteorologist, she has extensive breadth and depth of experience in live network coverage from hurricanes, tornadoes, and blizzards, as well as live weather coverage of major sporting events. In addition, she has traveled and produced weather and climate stories around the world. Ms. Steele has served as a member of The American Meteorological Society since 1998 and was issued The American Meteorological Society Seal of Approval in 1999. She received her Bachelor degree in History of Art and Architecture from Brown University, her Masters degree in Broadcast Journalism from the Medill School of Journalism at Northwestern University, and completed her Meteorology Studies at Fairfield University and Western Connecticut State University. We believe Ms. Steele is qualified to serve as a member of the Holdco Board because of her more than twenty years of experience and deep expertise in meteorology and climatology.

Lyman Dickerson is expected to serve as a director of Holdco following the Closing. Mr. Dickerson serves on the board of Ecolutia Services AG, a Swiss privately held industrial water treatment company providing services worldwide. Mr. Dickerson is a co-founder of Ecolochem, Inc., a provider of outsourced industrial water treatment services for a wide range of industries including power, refining, chemical, pulp and paper, automotive, electronics, and pharmaceuticals, and served as Ecolochem’s President and Chief Executive Officer from 1973 to 2003. In November 2003, Ecolochem was sold to Ionics, Inc., and Mr. Dickerson subsequently became a Vice President of Ionics, with responsibility for Ionics’ Ecolochem and industrial water divisions. In February 2004, Ionics was acquired by General Electric. Mr. Dickerson has previously served on the Board of Directors for Ionics and Ecolochem. He received a B.A. from East Carolina University and a Master in Business Administration (MBA) from the University of Miami. We believe Mr. Dickerson is qualified to serve as a member of the Holdco Board because of his more than thirty years of operating experience in the water industry, including as CEO of the largest outsourced water services provider to the U.S. power industry.

J. Eric Smith is expected to serve as a director of Holdco following the Closing. From 2011 to 2020, he served as President and Chief Executive Officer of Swiss Re Americas, one of the leading providers of reinsurance, insurance and other forms of insurance-based risk transfer, and also served on the Swiss Re Group Executive Committee. From 2010 to 2011, Mr. Smith served as President of USAA Life Insurance Company and from 2003 to 2010, Mr. Smith worked at Allstate where he rose to the rank of President of Financial Services. In addition, Mr. Smith worked in various roles in property and casualty insurance with Country Financial for more than 20 years. He currently serves on the Board of Directors of Old Republic International Corporation, the Board of Directors of Fairmatic, the Global Advisory Board of Jefferies Financial Group and the Healthcare Advisory Board of Hippocratic AI, Inc. Mr. Smith previously served on the boards of Swiss Re Americas, Deutsche Bank Americas and QBE Insurance Group Ltd. He earned his Bachelor in Finance from the University of Illinois and his Master of Business Administration (MBA) from Northwestern University’s Kellogg School of Management. We believe Mr. Smith is qualified to serve as a member of the Holdco Board because of the extensive breadth and depth of his business experience gained as an executive of some of the leading insurance companies in the country.

Director Independence

Each of Ms. Steele and Messrs. Dickerson and Smith are expected to be “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.

Committees of the Holdco Board

Upon the Closing, the Audit Committee is expected to consist of Messrs. Dickerson and Smith, each of whom is expected to qualify as an independent director under the Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act, is financially literate, and qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise. Holdco intends to rely on Nasdaq phase-in rules for newly-public companies and expects to appoint a third independent director to the Audit Committee of the Holdco Board within 1 year of the Closing.

Upon the Closing, the Compensation Committee is expected to consist of Ms. Steele and Messrs. Dickerson and Smith, each of whom is expected to qualify as an independent director and a non-employee director, as defined in Rule 16b-3 under the Exchange Act.

Upon the Closing, the Nominating and Corporate Governance Committee is expected to consist of Ms. Steele and Messrs. Dickerson and Smith, each of whom is expected to qualify as an independent director.

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